Exhibit 99.1

Endava Appoints Conor McShane as Interim Chief Financial Officer

Intends to Report Fiscal Fourth Quarter and Full Year 2026 Financial Results by November 2, 2026

LONDON – September 21, 2026 – Endava plc (NYSE: DAVA), the technology-driven business transformation group whose AI-native approach combines cutting-edge technology with deep industry expertise, today announced that Conor McShane of AlixPartners LLP, a leading global business advisory firm, has been appointed as Interim Chief Financial Officer, effective today.

Mr. McShane’s appointment follows the decision of the Company’s Board of Directors, upon the recommendation of the Audit Committee of the Board, to place Mark Thurston, Chief Financial Officer, on administrative leave, also effective today. Mr. Thurston’s leave is pending the conclusion of an ongoing investigation being conducted by independent outside counsel for the Board’s Audit Committee, which was initiated in response to concerns about the Company’s accounting treatment of certain customer and supplier agreements and related matters.

The Company’s Board remains committed to acting in the best interests of Endava and its shareholders, and the management team remains focused on disciplined execution, delivering for clients, and advancing the Company’s AI-native strategy.

TIMING OF FISCAL FOURTH QUARTER AND FULL YEAR 2026 FINANCIAL RESULTS

Endava intends to publish its fiscal fourth quarter and full year 2026 financial results, and file its Annual Report on Form 20-F for fiscal 2026, by November 2, 2026.

The Company will announce the date and time of its earnings release and conference call once they have been scheduled.

ABOUT ENDAVA PLC

Endava is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.

Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. As of March 31, 2026, 11,225 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

For more information, visit www.endava.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding the investigation being conducted by independent outside counsel for the Board’s Audit Committee, including the scope, timing and results of the investigation; and the availability and announcement of fourth quarter and full year 2026 financial results. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals, including as a result of a slower conversion of its pipeline; Endava’s expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava’s ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava’s addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava’s plans for growth and future operations, including its ability to manage its growth; Endava’s ability to effectively manage its international operations, including Endava’s exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on September 4, 2025, and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

Investor Relations Contact:

Laurence Madsen, Endava

investors@endava.com

Media Contact:

Endava Press Office: Media.Relations@endava.com